SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 3, 2003

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

CONFERENCE CALL ANNOUNCEMENT

SECOND QUARTER 2003 RESULTS AND DISCUSSION

Wednesday, July 23, 2003

11:00 a.m., Eastern Standard Time

Calgary, Alberta, July 3, 2003 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced it will release its Second Quarter 2003 results through Canada NewsWire, on Tuesday, July 22, 2003 after the close of the market.  It will also be posted on the company's website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Wednesday, July 23, 2003 at 11:00 a.m. EDT (9:00 a.m. Calgary time MDT) to discuss its earnings report for the First Quarter ended June 30, 2003.

Participants may join the call by dialing 1-800-814-4857 at the scheduled time of 11:00 a.m. EDT.  For those unable to listen to the live conference call, a replay will be available at approximately 1 p.m. EDT on the same day by calling 1-877-289-8525 and entering the pass code of 21009230# and may be accessed until midnight Wednesday, July 30, 2003.

The call will also be webcast live at:

http://www.newswire.ca/webcast/viewEventCNW.html?eventID=585640 and will be available on the Company's website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum 30-minute period.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin is one of the largest distributors of thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including air and gas compressors and artificial lift technology, plus pipe, valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 37 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin's strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values - integrity; credibility; performance; teamwork; service ethic; trust; responsibility; and community.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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